Exhibit 16.1

February 28, 2025
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:
We have read Item 4.01 of Form 8-K dated February 27, 2025, of LiveWire Group, Inc. and are in agreement with the statements contained in the last sentence of the first paragraph, and the second, third, and fourth paragraphs. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP